Exhibit 99.1

NOTICE

Notice is hereby given that the Twentieth Annual General Meeting of the Members of Rediff.com India Limited will be held on 29, September, 2015, at 2.00 p.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited financial Statements Balance Sheet as at March 31, 2015 and Profit & Loss Account for the year ended as on that date both standalone and consolidated and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Mr. Diwan Arun Nanda, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr. M. Madhavan Nambiar, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint a Director in place of Mr. Ashok Narsimhan, Director who vacated his office as required under Section 167 of the Companies Act 2013 and being eligible, offers himself for reappointment.

5.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED THAT the appointment of M/s Deloitte Haskins & Sells LLP, Chartered Accountants (Reg. no. 117366W), Mumbai as auditors of the Company for a term of 5 years i.e. till the conclusion of the 23rd Annual General Meeting which was subject to ratification at every AGM ,be and is hereby ratified as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

6.	Approval of ESOP

“RESOLVED THAT pursuant to the provisions of Companies Act 2013, as applicable and subject to the other permissions and approvals as may be required, the 2015 Stock option Plan including Schedule 1 to the 2015 Stock option Plan, as adopted by the Board of Directors on 27th January 2015 (a copy being available for inspection at a request at the Annual General Meeting), be and is hereby adopted and approved.

RESOLVED FURTHER THAT the Board of Directors or a Committee thereof, be and hereby are authorised and directed to operate and implement the 2015 Stock option Plan and authorised to grant Stock option under, and in accordance with the terms of the 2015 Stock option Plan, to employees and directors of the Company/ Subsidiaries of the Company (whether incorporated in India or outside India).

RESOLVED FURTHER THAT the Board of Directors or a Committee thereof, may grant stock options under the 2015 Stock option plan up to a maximum of such number of stock options as are convertible in to 1,03,000 equity shares of the Company.

RESOLVED FURTHER THAT the stock option hereto granted by authorisation of the Board of Directors or a Committee thereof pursuant to the 2015 Stock option Plan be and hereby approved.

RESOLVED FURTHER THAT the Board of Directors or a Committee thereof, be and hereby are authorised and directed to do all such acts, deeds, matters and things as may be necessary expedient or desirable to give effect to the foregoing resolutions including, without limitation making any and all filings, submissions and registrations with NASDAQ Market and the Securities and Exchange Commission.”

SPECIAL BUSINESS

7.	To consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL resolutions:

“RESOLVED THAT pursuant to Section 42,62,71 and other applicable provisions , if any, of the Companies Act 2013, and the rules made thereunder (including any amendments thereto or any statutory modifications and/or re-enactment thereof for the time being in force (the “ACT”) and all other laws and regulations as may be applicable and in accordance with the enabling provisions in the Memorandum and Articles of Associations of the Company and subject to such approvals, consent permissions and sanctions, if any, of the GOI, SEBI, RBI Stock Exchanges and any other relevant statutory/ governmental/regulatory authorities (the “concerned authorities”) as may be required and applicable and further subject to such terms and conditions as may be prescribed or imposed by any of the concerned authorities while granting such approvals, consent, permissions and sanctions as may be necessary, which may be agreed upon by the Board of Directors of the Company as deemed appropriate (hereinafter referred to as the “Board” which terms shall include any committee (s) constituted/ to be constituted by the Board to exercise the powers conferred on the Board by this Resolution), consent of the Company be and is hereby accorded to the Board for a period of 36 months to create, issue, offer and allot Equity Shares and/or Equity Shares through depository receipts including American Depository Receipts (ADRs) or any other instruments or securities of any type in the course of offerings to eligible investors, whether existing shareholders of the Company or not, through a public issue and/or on a private placement basis, or by way of circulation of an offering circular or prospectus or any other document or any process, which, upon allotment or conversion of all Securities so issued or allotted, as the case may be, could give rise to the issue of up to 7 million equity shares of the Company to be issued for an aggregate offering price to be determined at a later time by the Board and such issue and allotment to be made at such time or times, in such tranche or tranches, in such manner as the Board may, in its sole discretion think fit, on such terms and conditions as may be decided and deemed appropriate by the Board at the time of such issues or allotments.

RESOLVED FURTHER THAT the Equity shares to be allotted in terms of this resolution shall rank pari passu in all respect with the existing Equity Shares of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to the foregoing and without being required to seek any further consent or approval of the members of the Company, the members shall be deemed to have given their approval thereto expressly by the authority of this resolution to the Board and the Board be and is hereby authorized for and on behalf of the members of the Company:

a)	To do all such acts, deeds, matters and things as the Board may at its discretion deem necessary or desirable for such purpose, including without limitation filing a Registration Statement and other documents with the SEC, listing the securities on the New York Stock Exchange or Nasdaq Small Cap Market, entering into depository arrangements, appointments of and finalising terms with Lead Managers, Merchant Bankers, Underwriters, Guarantors, Financial Advisors, Depositories, Custodians, Principal Paying/Transfer/Conversion Agents, Listing Agents, Registrars, Trustees and all other agencies, whether in India or abroad, as they may in their absolute discretion think fit, to make applications, sign and execute documents with various Indian and US regulatory authorities, etc. as maybe necessary in this regard.” in relation to the Issue of Equity Shares through depository receipts including American Depository receipts (ADRs) and to remunerate any of the Agencies in any manner including payment of commission, brokerage or fee for their services;

b)	To settle any questions, difficulties or doubts that may arise in regard to the Issue of Equity Shares through depository receipts including American Depository receipts (ADRs)

c)	To seek and obtain the listing of the Securities, as may arise, or as may be legally required and as the Board may consider necessary or expedient, in the best interest of the Company;

d)	To delegate from time to time, all or any of the powers conferred herein upon the Committee of Directors or the Chairman or the Director/s or any other Officer/s of the Company.”

By Order of the Board

PLACE: MUMBAI	/s/ Pooja Lohade
DATE: 4th September, 2015	Company Secretary & Manager Legal

NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

2.	The explanatory statement pursuant to the provisions of sections 42, 62 and 71 of the Companies Act, 2013 for item no 7 is enclosed and form part of this notice.

REDIFF.COM INDIA LIMITED

Form No. MGT – 11

PROXY FORM

[Pursuant to section 105(6) of the Companies Act, 2013 and rule 19(3) of the Companies

(Management and Administration) rules, 2014]

CIN: U22100MH1996PLC096077

Name of Company: Rediff.com India Limited

Registered office: 1st Floor Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (W), Mumbai 400016

Name of the member(s): Registered address: E-mail Id: Folio No/ / Client ID DP ID:

I/We, being the member(s) of ……………..…………..shares of the above named company, hereby appoint

1.	Name : …………………………………………………………

Address:

Email Id:

Signature :……………………………………. Or failing him

2.	Name : …………………………………………………………

Address:

Email Id:

Signature :……………………………………. Or failing him

3.	Name : …………………………………………………………

Address:

Email Id:

Signature :……………………………………. Or failing him

as my/our proxy to attend and vote (on a poll) for me/us and my/our behalf at the 20th Annual General Meeting of the company, to be held on the Tuesday of 29th September, 2015 At 2 p.m. at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016 and at any adjournment thereof in respect of such resolutions as are indicated below:

I wish my proxy to attend in the following manner

Resolution no.	Description	For	Against
1.	To receive, consider and adopt the Audited financial Statements Balance Sheet as at March 31, 2015 and Profit & Loss Account for the year ended both Standalone & Consolidated as on that date and the reports of the Auditors and Directors’ thereon
2.	To appoint a Director in place of Mr. M.Madhavan Nambiar, Director retiring by rotation and being eligible, offers himself for reappointment
3.	To appoint a Director in place of Mr. Diwan Arun Nanda, Director retiring by rotation and being eligible, offers himself for reappointment.
4.	To appoint a Director in place of Mr. Ashok Narsimhan, Director who vacated office as required under Section 167 of the Companies Act 2013 and being eligible, offers himself for reappointment.
5.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s)
6.	Approval of ESOP Plan 2015
7.	To approve Further Issue of Capital amounting a total of US $ 15 million under Section 42,62 & 71 of the Companies Act 2013.

Signed this …………..day of …………..20……. Signature of Shareholder	Affix Revenue Stamp

Signature of First Proxy holder	Signature of Second Proxy holder	Signature of third proxy holder

Note: 1. This Form of Proxy in order to be effective should be duly completed and deposited at the Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

2. A Proxy need not be a member of the Company.

3. A Person can act as a proxy on behalf of members not exceeding fifty and holding in the aggregate not more than 10% of the total share capital of the Company carrying voting rights. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or shareholder.

4. This is only optional, please put a 'X' in the appropriate column against the resolutions indicated in the Box. If you leave the ‘For’ or ‘Against’ column blank against any or all the resolutions, your Proxy will be entitled to vote in the manner as he/she thinks appropriate.

5. Appointing a proxy does not prevent a member from attending the meeting in person if he/she so wishes.

6. In the case of jointholders, the signature of any one holder will be sufficient, but names of all the jointholders should be stated.

REDIFF.COM INDIA LTD

Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

CIN: U22100MH1996PLC096077

ATTENDANCE SLIP

Folio No.
No. of Shares held

I hereby record my presence at the Twentieth Annual General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 2.00 p.m. (IST) on Tuesday, 29th September, 2015.

__________________________
Signature of attending Member/Proxy

Name: _____________________

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.